UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of
January 2022

RADA ELECTRONIC INDUSTRIES LIMITED
(Name of Registrant)

7 Giborei Israel Street, Netanya 4250407, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADA Electronic Industries Ltd.
(Registrant)

By: /s/ Dov Sella
Dov Sella
Chief Executive Officer

Date: January 6, 2022

EXHIBIT NO.	DESCRIPTION
99.1	Press Release: RADA Concludes Record 2021 with YoY Revenue Growth of 54% Strong Continued Growth Expected in 2022